June 14, 2005

United States Securities and Exchange Commission
Division of Corporate Finance
Attn: Jeffrey P. Riedler and Daniel Greenspan
Mail Stop 3-9
Washington, D.C. 20549

Re:	Akorn, Inc. Post-Effective Amendment to Registration Statement on Form S-1 File Number 333-119168

Dear Messrs. Riedler and Greenspan:

On behalf of Akorn, Inc., the “Company,” we submit this letter in response to the comments of the Staff contained in its comment letter dated May 19, 2005, with respect to the above referenced registration statement. The Staff’s comments are set forth in their entirety in italicized type in this letter. The Company’s responses immediately follow each of the Staff’s comments.

We have enclosed two courtesy copies of the registration statement marked to show changes referred to below as well as certain other changes and additions, and two copies of the registration statement that are not marked to show changes.

Pending Confidential Treatment Application

COMMENT 1: It appears that the Company has a pending request for confidential treatment in connection with an application filed November 17, 2004 (Control No. 16084). We are currently processing this request and will issue comments, if any, to you in a separate letter that will be forthcoming. Please be advised that we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

     Response: It is our understanding that the SEC has issued a no-objection letter to the Company’s request for confidential treatment in connection with the application filed November 17, 2004 (Control No. 16084). Accordingly, we believe that all issues related to the above comment have been resolved.

Registration of Additional Shares

COMMENT 2: We note that the Company appears to be registering the resale of 1,603,410 additional shares of common stock that were not included in the initial Form S-1 declared

Securities and Exchange Commission
Messrs. Riedler and Greenspan
June 14, 2005

effective in October 2004. Please be advised that you may not add these shares to your registration statement by post-effective amendment. Accordingly, please revise your post-effective amendment, including disclosure in the prospectus, as necessary to delete the inappropriate addition of these shares.

     Response: We made the requested revisions, among others, to Post-Effective Amendment No. 2 to Registration Statement on Form S-1 such that the Company will only be registering the resale of shares included in the Registration Statement on Form S-1 declared effective on October 29, 2004.

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The Company would appreciate receiving any comments you may have concerning the foregoing responses and the registration statement at your earliest convenience. Please direct any such comments to the undersigned, telephone 619-699-2526, facsimile, 619-645-5339.

Sincerely,

/s/ Kurt L. Kicklighter

Kurt L. Kicklighter

cc:	Arthur S. Przybyl Jeffrey A. Whitnell Wilson W. Troutman